FOR COLUMBIA EMPLOYEES AND RETIREES


The following is some additional information we hope will answer questions you may have regarding NiSource's unsolicited tender offer for Columbia Energy Group.


STATUS OF NISOURCE'S TENDER OFFER

         NISOURCE HAS STATED THAT AS OF AUGUST 6, MORE THAN 60 PERCENT OF COLUMBIA SHAREHOLDERS HAD TENDERED THEIR STOCK TO NISOURCE. DOES THIS MEAN THAT NISOURCE NOW CAN BUY A MAJORITY OF COLUMBIA STOCK AND TAKE CONTROL OF OUR COMPANY?

         No, NiSource cannot take control of Columbia any time soon, if ever. The laws governing our industry prevent NiSource from purchasing more than 4.9 percent of that stock unless - and until - it receives permission from the Securities and Exchange Commission. The regulatory approval process, both federal and state, could take 18 months, or even longer. If any necessary regulatory approval is not attained, then NiSource cannot buy the tendered shares.


         NISOURCE HAS EXTENDED ITS TENDER OFFER UNTIL OCTOBER 15. WHAT DOES THIS MEAN? WHAT WILL HAPPEN IF NISOURCE ANNOUNCES AN ADDITIONAL INCREASE IN THE AMOUNT OF TENDERED SHARES BETWEEN NOW AND OCTOBER 15?

         The extension of the tender offer has little significance, and neither would any increase in the percentage of shares tendered. No matter how many shares are tendered, NiSource must still go through a lengthy regulatory approval process before it could buy the shares. We believe NiSource does not expect to buy the tendered shares; rather, it is using the tender process to try to pressure Columbia's Board and management. The extension of the offer merely gives NiSource more time to pursue this effort.

         It is also quite possible that the number of tendered shares will actually decrease by October 15, as shareholders who become frustrated with NiSource's hostile tactics and lack of success withdraw their tenders. In fact, we believe that as of August 17, a number of shareholders have already withdrawn their tenders.


         I'VE HEARD THAT NISOURCE CAN TAKE CONTROL OF THE COMPANY SIMPLY BY OBTAINING TENDERS FOR AT LEAST 85 PERCENT OF COLUMBIA'S SHARES. IS THIS TRUE?

         No. No matter how many shares are tendered, NiSource must go through a lengthy regulatory approval process before it can buy shares. This process, which could take 18 months or longer, prevents NiSource from taking control of Columbia any time soon, if ever.


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COLUMBIA'S RESPONSE TO NISOURCE

         WHY WON'T COLUMBIA MEET WITH NISOURCE TO DISCUSS NISOURCE'S OFFER?

         NiSource has made three previous unsolicited offers to our Board. Each time, our Board determined that the NiSource offer was inadequate and not in the best interest of Columbia or its shareholders. We believe strongly that a merger of our companies is not compelling and that Columbia's shareholders will be better served through our ongoing efforts to build value under our strategic plan. Accordingly, we do not believe there is any basis for discussion, let alone negotiation.


         NISOURCE CLAIMS COLUMBIA IS IGNORING THE WILL OF A MAJORITY OF ITS SHAREHOLDERS. IS THIS TRUE?

         We disagree with NiSource's self-serving interpretation of the results of the tender offer. These results do not demonstrate support for NiSource or its inadequate, highly conditional offer. They merely indicate shareholders would like to see Columbia's true value and long-term business potential more fully reflected in its stock price. The Board and management of Columbia agree and are hard at work implementing the strategic objectives to help build shareholder value in both the near and long term.


         SINCE COLUMBIA IS LARGER AND HAS MORE RESOURCES AT ITS DISPOSAL, WHY DOESN'T IT TURN AROUND AND ACQUIRE NISOURCE?

         As we have stated, we don't think a combination of the two companies makes sense, regardless of who the buyer is.


         IS COLUMBIA TALKING TO ANY "WHITE KNIGHTS"? IS IT REALISTIC TO THINK THAT COLUMBIA CAN SURVIVE AS AN INDEPENDENT COMPANY IN A RAPIDLY CONSOLIDATING INDUSTRY?

         Columbia is not currently in discussions with any potential merger partners. Based on the strength of our assets and operating plan, we have confidence in our ability to continue to compete on a stand-alone basis. As we have said for some time, Columbia management and the Board continue to examine all the available options open to the company. There are many promising opportunities in the rapidly changing industry and we will take actions that are in the best interest of our shareholders, employees, customers and the communities we serve.


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A HIGHER OFFER

         THERE SEEMS TO BE GENERAL CONSENSUS THAT COLUMBIA'S STOCK IS WORTH MORE THAN $68 PER SHARE IN CASH. WHY HASN'T NISOURCE RAISED ITS OFFER?

         That is really a question for NiSource. However, we have serious doubts about NiSource's ability to successfully finance its current proposal, let alone a higher all-cash offer. To raise its cash offer, NiSource would need to borrow even more billions of dollars, placing the company in deeper debt. It also would need to undertake the largest stock offering ever in the energy utility industry. This would likely raise significant issues with regulators, rating agencies, lenders and NiSource's own shareholders -- who already must be concerned about NiSource's declining stock price.


         IF NISOURCE RAISES ITS OFFER, WOULD COLUMBIA THEN ENTER INTO NEGOTIATIONS?

         Like the Board of any publicly traded company, Columbia's Board of Directors would carefully consider any serious and realistic proposal that would significantly enhance shareholder value. However, we have serious doubts about NiSource's ability to make a higher all-cash offer.


SPECULATION ON NISOURCE'S ACTIONS

         SOME REPORTS HAVE INDICATED THAT NISOURCE PLANS TO BEGIN PURCHASING COLUMBIA STOCK ON THE OPEN MARKET. HOW DOES THIS DIFFER FROM THE TENDER OFFER AND THE PURCHASE OF TENDERED SHARES?

         We do not believe that NiSource can purchase shares on the open market with a tender offer pending. In order to do this, NiSource would have to withdraw its current tender offer. In any case, NiSource could not purchase more than 4.9 percent of Columbia stock without regulatory clearance, which we estimate could take 18 months or longer.


         SOME PRESS ACCOUNTS HAVE SAID NISOURCE COULD PROPOSE A SLATE OF DIRECTORS TO BE ELECTED AT NEXT SPRING'S ANNUAL MEETING THAT WOULD GIVE IT CONTROL OF THE BOARD. IS THAT TRUE?

         Under the bylaws of Columbia Energy Group, shareholders elect one-third of the directors at the annual meeting each year. Therefore, even if NiSource were able to elect all of its own candidates at next year's annual meeting, it would "control" only one-third of the directors, not a majority.


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         I HAVE READ PRESS REPORTS ABOUT POSSIBLE SALES OF ASSETS BY NISOURCE TO
         FINANCE ITS PURCHASE OF COLUMBIA. WHAT WOULD THIS MEAN?

         We believe NiSource is trying to find buyers for some of our most valuable assets to help finance its attempted 1980's-style leveraged buyout. This type of activity may increase regulatory concerns. We also think it would be wholly inappropriate for NiSource's shareholders to benefit from the value you have worked so hard to build in these assets. This value rightfully belongs to our shareholders.


SUPPORTING COLUMBIA

         I KNOW THE TENDER OFFER IS STILL PENDING; HOW CAN I SHOW MY SUPPORT FOR COLUMBIA?

         If you do not wish to tender your shares, taking no action is in itself a show of support for Columbia. Not tendering your shares demonstrates your opposition to NiSource's hostile takeover attempt.

         If you already tendered shares to NiSource, you may still show your support for Columbia by withdrawing the tender. It is important to understand that all shareholders can withdraw their tenders at any time prior to the expiration of the offer. To find out how to withdraw previously tendered shares, contact MacKenzie Partners collect at (212) 929-5500, or toll-free at (800) 322-2885 .


         IF I DON'T TENDER NOW - AND NISOURCE IS ULTIMATELY SUCCESSFUL IN PURCHASING A LARGE MAJORITY OF COLUMBIA SHARES - WHAT WILL HAPPEN TO ME?

         NiSource has stated in its SEC filings that in the event that it is successful in purchasing Columbia shares in the tender offer (an event we feel is highly unlikely), it intends to pay non-tendering Columbia shareholders the same amount in cash that it would pay to tendering Columbia shareholders in a subsequent business combination.


THRIFT PLANS

         I STILL DON'T UNDERSTAND WHAT YOU MEAN BY "FREEZING" THE THRIFT PLAN. PLEASE EXPLAIN.

         The freeze applies to the Columbia Stock Fund - not your entire Thrift Plan account. During a freeze, all distributions, loans, withdrawals and exchanges out of balances in the Columbia Stock Fund will be prohibited. The freeze will begin approximately one week prior to the expiration of the tender offer. The purpose of the freeze is to allow Fidelity Management Trust Company, as Trustee, time to count the Trustee Direction Forms, accurately tabulate the number of Columbia shares tendered and tender the shares to NiSource prior to the expiration date of the offer.


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         During the freeze period, you will be able to purchase units in the
         Columbia Stock Fund. These purchases may be in the form of your contributions, Columbia's matching contributions, loan repayments and exchanges.


NISOURCE'S TACTICS AND PERFORMANCE RECORD

         WHY IS NISOURCE PURSUING ITS ATTEMPTED TAKEOVER SO AGGRESSIVELY WHEN A HOSTILE TAKEOVER HAS NEVER BEEN COMPLETED SUCCESSFULLY IN THE UTILITY INDUSTRY?

         It is understandable that NiSource should want Columbia's unique and well-positioned assets, dedicated and talented team, proven strategy and earnings power - all of which would help address NiSource's vulnerabilities in a rapidly changing and consolidating energy industry. But we see little, if any, true synergy between NiSource's principal operations in Indiana and Columbia's assets and businesses. As we have said before, we believe NiSource's various proposals have been for the wrong price, at the wrong time, and with the wrong company.


         IS IT TRUE THAT NISOURCE HAS A POOR RECORD ON CUSTOMER SERVICE AND CONSUMER CHOICE?

         A recent survey published by the highly regarded J.D Power and Associates and Navigant Consulting reported that NiSource's principal subsidiary in Indiana was ranked "below average" for customer satisfaction among Midwest electric utilities. According to an annual survey conducted by the Indiana Utility Regulatory Commission, NiSource also has the most expensive residential electric rates in the state of Indiana. In addition, NiSource has done little to demonstrate that it is ready to face a more competitive future by providing choice to its customers. By contrast, Columbia -- as you know -- has been a leader in this area. All these factors contribute to our belief that a combination of our companies would not be in the best interest of Columbia's shareholders, employees, customers and the communities we serve.


         THE WALL STREET JOURNAL SAID BOTH COMPANIES ARE FACING A "PROLONGED STALEMATE." IF THIS IS TRUE, WHAT WILL MAKE NISOURCE GO AWAY?

         We believe NiSource eventually will understand that continuing its expensive, disruptive and unwanted takeover attempt is not in the best interest of either company. In fact, considering that NiSource's stock price has declined by more than 13 percent* since the start of its hostile takeover attempt, we would not be surprised if NiSource's shareholders are already pressuring the company to fold its tent and move on to more productive activities. In the meantime, we at Columbia remain committed to fostering the growth and development of our businesses to maximize value for our customers, employees, and shareholders.

         *From June 4 to August 17, 1999

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